EXHIBIT 11 – Computation of Per Share Earnings (Loss)

(In thousands, except per share data)	Pre-Merger
	Period from January 1 through July 30, 2008	Year ended December 31, 2007
NUMERATOR:
Income (loss) before discontinued operations attributable to the Company – common shares	$1,036,525	$938,507
Less: Income (loss) from discontinued operations, net	640,236	145,833

Net income (loss) from continuing operations attributable to the Company	396,289	792,674
Less: Income (loss) before discontinued operations attributable to the Company – unvested shares	2,333	4,786

Net income (loss) before discontinued operations attributable to the Company per common share – basic and diluted	$393,956	$787,888

DENOMINATOR:
Weighted average common shares - basic	495,044	494,347

Effect of dilutive securities:
Stock options and common stock warrants (1)	1,475	1,437

Denominator for net income (loss) per common share - diluted	496,519	495,784

Net income (loss) per common share:
Income (loss) attributable to the Company before discontinued operations - basic	$.80	$1.59
Discontinued operations - basic	1.29	.30

Net income (loss) attributable to the Company - basic	$2.09	$1.89

Income (loss) attributable to the Company before discontinued operations - diluted	$.80	$1.59
Discontinued operations - diluted	1.29	.29

Net income (loss) attributable to the Company - diluted	$2.09	$1.88

(1)	7.6 million and 22.2 million stock options were outstanding at July 30, 2008 and December 31, 2007 that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive as the respective options’ strike price was greater than the current market price of the shares.